Filed Pursuant to
SEC Rule 424(b)(3)
Registration No. 333-136804

QUADRIGA SUPERFUND, L.P. — SERIES A AND SERIES B SUPPLEMENT
DATED JULY 12, 2007 TO PROSPECTUS DATED JUNE 29, 2007

JUNE 2007 PERFORMANCE UPDATE

			Total NAV	NAV per Unit
	June 2007	Year to Date	06/30/07	06/30/07

Series A	6.84%	-3.37%	$66,377,722	$1,449.60
Series B	9.77%	-5.87%	$30,679,720	$1,715.00

*	All performance is reported net of fees and expenses

Fund results for June 2007:

Asian equities continued to shrug off worries of an equity bubble as the Chinese and Taiwanese markets surged to new highs while the Hang Seng Index rose 5.3%. Strong employment, industrial production and export figures provided support. Japanese stocks finished modestly higher as excellent export growth was offset by disappointing machine orders and industrial production figures. Stocks in Europe finished mixed to lower as concerns over rising interest rates and currencies limited investor demand for equities. Germany’s DAX finished unchanged, while markets in the U.K., France, and Spain declined. Long positions led to a relatively large loss in this sector.

World bond markets moved sharply lower in early month action as sentiment rose that central banks would continue to be aggressive in fighting inflation. European bonds dropped to their lowest level since August 2002 as the European Community Bank (ECB) raised rates to 4% amid anxiety that global inflation is quickening. However, the Centre for European Economic Research (ZEW) and Ifo Institute reports came in below expectations, showing a decrease in confidence, which resulted in a month end turnaround. In Japan, bonds slid to 7 year lows as strong employment figures and an upward GDP revision heightened expectations for a rate hike in the fall. A relatively large gain resulted from our short positions in this sector.

Three month Eurodollar futures continued their downward trend in early June as strong economic data pushed rates to their lowest level in nearly a year. Indices sold off as investors moved to treasuries in a flight to quality. In Europe, three month Euribor futures traded sideways despite a (ECB) rate hike to 4%, the highest since 2001. The ECB continued to remain vigilant with monetary policy as growth remains strong and inflation levels remain elevated. In England, three month Sterling futures continued moving lower as falling unemployment and strong consumer confidence continued to spur economic growth. Inflation remained above the ECB’s 2% target for the 13th straight month as policy makers figure to take additional action to curb inflation risks. Our short positions in this sector produced a gain for the month.

The New Zealand Dollar moved to 22 year highs, posting a 4.6% gain on the strength of another rate hike and heavy carry trade activity. The Australian Dollar rose to 18 year highs, posting gains of 2.4% against the USD and 3.6% against the Yen. The Yen continued to decline against the Euro and U.S. Dollar as heavy carry trade activity persisted due to the gradual approach to monetary tightening favored by the Bank of Japan. A mixture of long positions in the New Zealand Dollar and Australian Dollar and short positions in the Yen resulted in a gain in this market sector.

Energy markets were mixed in June as crude oil futures finished 8.3% higher at just over $70 per barrel, while natural gas futures finished sharply lower. Natural gas, with its sharp divergence with the rest of the complex, finished 15.9% lower amid unseasonably cool weather throughout the U.S. Midwest and forecasts for more of the same for July. The month-end natural gas storage report came in well above expectations confirming the recent demand shortfall. Yet, gas storage still remains below last year’s levels. Short positions, mainly in natural gas, resulted in an overall gain for this sector.

Gold futures moved 2.3% lower in June while silver futures declined 8.3% as precious metals fell out of favor due to rising bond yields in the U.S. and Europe. Both markets were unable to capitalize on early month talk that European central banks would slow metal sales through September as rate hikes in Europe, New Zealand, and China attracted investors to bond markets. Concern over potential declines in physical demand for gold contributed to losses as well. Falling prices led our long positions to a loss for this sector.

Other market sectors, relative to the sectors mentioned above, did not reveal significant trends and did not have any major influence on this month’s positive performance.

For the month of June 2007, Series A gained 6.84%, while Series B gained 9.77%, net of all fees and expenses.

QUADRIGA SUPERFUND, L.P. — SERIES A
JUNE 2007 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month Ended June 30, 2007)

STATEMENT OF INCOME

June 2007

Investment income, interest	$229,113

Expenses
Management fee	102,868
Organization and offering expenses	13,901
Operating expenses	8,341
Selling Commissions	222,417
Other expenses	36
Incentive fee	—
Brokerage commissions	184,891

Total expenses	532,454

Net investment gain (loss)	(303,341)

Realized and unrealized gain (loss) on investments
Net realized gain (loss) on futures and forward contracts	9,097,638
Net change in unrealized appreciation (depreciation) on futures and forward contracts	(4,543,599)

Net gain (loss) on investments	4,554,039

Net increase (decrease) in net assets from operations	$4,250,698

STATEMENT OF CHANGES IN NET ASSET VALUE

June 2007

Net assets, beginning of period	$64,467,765

Net increase in net assets from operations	4,250,698
Capital share transactions
Issuance of shares	149,000
Redemption of shares	(2,489,740)

Net increase (decrease) in net assets from capital share transactions	(2,340,740)
Net increase (decrease) in net assets	1,909,958

Net assets, end of period	$66,377,723

NAV Per Unit, end of period	$1,449.60

QUADRIGA SUPERFUND, L.P. — SERIES B
JUNE 2007 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month Ended June 30, 2007)

STATEMENT OF INCOME

June 2007

Investment income, interest	$103,323

Expenses
Management fee	47,546
Organization and offering expenses	6,425
Operating expenses	3,855
Selling Commissions	102,802
Other expenses	65
Incentive fee	—
Brokerage commissions	117,574

Total expenses	278,267

Net investment gain (loss)	(174,944)

Realized and unrealized gain (loss) on investments
Net realized gain (loss) on futures and forward contracts	5,627,030
Net change in unrealized appreciation (depreciation) on futures and forward contracts	(2,720,376)

Net gain (loss) on investments	2,906,654

Net increase (decrease) in net assets from operations	$2,731,710

STATEMENT OF CHANGE IN NET ASSET VALUE

June 2007

Net assets, beginning of period	$28,968,689

Net increase (decrease) in net assets from operations	2,731,710
Capital share transactions
Issuance of shares	298,136
Redemption of shares	(1,318,816)

Net increase (decrease) in net assets from capital share transactions	(1,020,680)
Net increase (decrease) in net assets	1,711,030

Net assets, end of period	$30,679,719

NAV Per Unit, end of period	$1,715.00

TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE INFORMATION CONTAINED HEREIN IS ACCURATE AND COMPLETE.

/s/  Nigel James
Nigel James, President
Superfund Capital Management, Inc.
General Partner
Quadriga Superfund, L.P.